SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 4
to
FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ACXIOM CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	71-0581897
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000
(Address, including zip code, and telephone number of
principal executive offices)

2000 ASSOCIATE STOCK OPTION PLAN
OF ACXIOM CORPORATION
(Full title of the plan)

Charles D. Morgan
Chairman of the Board and President
(Company Leader)
Acxiom Corporation
P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000
(Name and address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:

John P. Fletcher
Kutak Rock LLP
425 West Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
(501) 975-3000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.10 Par Value[1]	950,000[2]	$22.04	$20,938,000	$2,652.84 [3]

(1)   Preferred Stock Purchase Rights of Acxiom Corporation ("Acxiom") are attached to and trade with the Acxiom Common Stock.

(2)   Pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares that may become subject to the 2000 Associate Stock Option Plan of Acxiom Corporation as a result of anti-dilution provisions of the plan.

(3)   The registration fee has been computed in accordance with paragraphs (c) and (h) of Rule 457, based upon the average of the reported high and low sales prices of shares of Acxiom Common Stock on Nasdaq on August 24, 2004.

INCORPORATION OF PREVIOUS REGISTRATION STATEMENT BY REFERENCE

The contents of the previous Registration Statement on Form S-8, Registration No. 333-40114, as amended by Post-Effective Amendment No. 1, Registration No. 333-68620, Post-Effective Amendment No. 2, Registration No. 333-98613, and Post-Effective Amendment No. 3, Registration No. 333-108900 previously filed with the Securities and Exchange Commission by Acxiom Corporation ("Acxiom") are incorporated herein by this reference.

Our consolidated financial statements for the year ended March 31, 2004 included in our annual report on Form 10-K for the year ended March 31, 2004 and incorporated by reference into this prospectus have been audited by KPMG LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. Such financial statements have been incorporated herein by reference in reliance upon the report of KPMG LLP.

Our consolidated financial statements for the year ended March 31, 2002 included in our annual report on Form 10-K for the year ended March 31, 2004 and incorporated by reference into this registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, to the extent and for the periods indicated in their report thereon. Such financial statements have been incorporated herein by reference in reliance upon the report of Arthur Andersen LLP. Acxiom generally is required to obtain a current written consent from Arthur Andersen in order to include their audit report for the 2002 financial statements in this registration statement. While Arthur Andersen provided a consent with respect to these financial statements in connection with previous filings, Arthur Andersen has ceased practicing before the Securities and Exchange Commission and is no longer in a position to provide an updated consent required by the filing of an amendment to the registration statement. Therefore, in reliance on the temporary relief provided by the SEC under Securities Act Rule 437(a), we have filed this amendment to the registration statement without including an updated written consent of Arthur Andersen. Because Arthur Andersen has not delivered a currently dated written consent for the inclusion of their reports in this prospectus, you may not be able to recover damages from Arthur

Andersen under Section 11 of the Securities Act of 1933 for material misstatements or omissions, if any, in the registration statement, including the 2002 financial statements audited by Arthur Andersen.

REGISTRATION OF ADDITIONAL SECURITIES

Acxiom previously registered an aggregate 12,375,000 shares of its Common Stock, $0.10 par value, issuable under the 2000 Associate Stock Option Plan of Acxiom Corporation (the "Plan"). On August 4, 2004, the stockholders of Acxiom approved an amendment to the Plan, increasing the number of shares of Common Stock issuable thereunder from 12,375,000 to 13,325,000. This Registration Statement is being filed pursuant to General Instruction E to Form S-8 to register such additional shares issuable under the Plan.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8. Exhibits.

5.1   Opinion of Kutak Rock LLP as to the legality of the shares being registered (filed herewith)

23.1   Consent of Kutak Rock LLP (included in the opinion filed as Exhibit 5.1 herewith)

23.2   Consent of KPMG LLP (filed herewith)

24.1   Powers of Attorney

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on August 26, 2004.

ACXIOM CORPORATION

By: /s/ Catherine L. Hughes
Catherine L. Hughes, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated, on August 26, 2004:

Signature	Title
/s/ William T. Dillard II* (William T. Dillard II)	Director
/s/ Harry C. Gambill* (Harry C. Gambill)	Director
/s/ Mary L. Good* (Mary L. Good)	Director
/s/ Ann Die Hasselmo* (Ann Die Hasselmo)	Director
/s/ William J. Henderson* (William J. Henderson)	Director
/s/ Rodger S. Kline* (Rodger S. Kline)	Director and Company Operations Leader
/s/ Thomas F. (Mack) McLarty, III* (Thomas F. (Mack) McLarty, III)	Director
/s/ Charles D. Morgan* (Charles D. Morgan)	Chairman of the Board and Company Leader (principal executive officer)
/s/ Stephen M. Patterson* (Stephen M. Patterson)	Director
/s/ Jefferson D. Stalnaker* (Jefferson D. Stalnaker)	Company Financial Operations Leader (principal financial and accounting officer)
/s/ James T. Womble* (James T. Womble)	Director
*By: /s/ Catherine L. Hughes (Catherine L. Hughes, Attorney-in-Fact)	Secretary

4

INDEX TO EXHIBITS

Number	Exhibit
5.1	Opinion of Kutak Rock LLP as to the legality of the shares being registered (filed herewith)
23.1	Consent of Kutak Rock LLP (included in the opinion in Exhibit 5.1)
23.2	Consent of KPMG LLP (filed herewith)
24.1	Powers of Attorney

Exhibit 5.1

August 26, 2004

Acxiom Corporation
1 Information Way
P. O. Box 8180
Little Rock, Arkansas 72203 - 8180

Re: REGISTRATION ON FORM S-8 OF SHARES OF COMMON STOCK PAR
        VALUE $.10 PER SHARE, OFFERED PURSUANT TO THE 2000 ASSOCIATE
        STOCK OPTION PLAN OF ACXIOM CORPORATION

Ladies and Gentlemen:

We are acting as counsel to Acxiom Corporation, a Delaware corporation (the "Company"), in connection with the registration under the Securities Act of 1933, as amended, of up to 950,000 additional shares (the "Shares") of common stock, par value $.10 per share, of the Company issuable under the 2000 Associate Stock Option Plan of Acxiom Corporation (the "Plan").

We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion. Based on such examination and on the assumptions set forth below, we are of the opinion that the Shares to be offered and sold, when issued and delivered in accordance with the terms and provisions of the Plan, against receipt of the consideration provided for therein, will be validly issued, fully paid, and nonassessable.

In rendering this opinion, we have (i) assumed and have not independently verified (a) the due authorization, execution and delivery of the Plan, (b) that all signatures on all certificates and other documents examined by us are genuine, and that, where any such signature purports to have been made in a corporate, governmental or other capacity, the person who affixed such signature to such certificate or other document had authority to do so, and (c) the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies and (ii) as to certain factual matters, relied upon certificates of public officials and of the Company and its officers and have not independently checked or verified the accuracy of the factual statements contained therein. In addition, our examination of matters of law has been limited to the General Corporation Law of the State of Delaware, and the Delaware case law decided thereunder, and the federal laws of the United States of America, in each case in effect on the date hereof.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ Kutak Rock LLP

Exhibit 23.2

CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Acxiom Corporation:

We consent to the incorporation by reference in this Post-Effective Amendment No. 4 to the Registration Statement on Form S-8 of our report dated May 6, 2004, relating to the consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the years ended March 31, 2004 and 2003, which are included in the March 31, 2004 annual report on Form 10-K of Acxiom Corporation.

Our report refers to our audit of the adjustments that were applied to revise the 2002 consolidated financial statements relating to reportable segments, as more fully described in Note 20 to the consolidated financial statements. Our report also refers to our audit of certain reclassifications made to the 2002 consolidated statement of operations to conform to the current year presentation and to reclassify debt extinguishment costs as a result of the adoption of Statement of Financial Accounting Standard No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," as more fully described in Note 1 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2002 consolidated financial statements other than with respect to such adjustments.

/s/ KPMG LLP

Dallas, Texas
August 25, 2004

Exhibit 24.1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned, a director or officer, or both, of Acxiom Corporation ("Acxiom"), acting pursuant to authorization of the Board of Directors of Acxiom, hereby appoints Catherine L. Hughes, Jerry C. Jones and Jefferson D. Stalnaker, or any one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as a director or officer, or both, of Acxiom, to sign a Registration Statement on Form S-8, together with all necessary exhibits, and any amendments (including post effective amendments) and supplements thereto, to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the issuance and sale of up to 950,000 shares of common stock, $.10 par value, of Acxiom to be issued and delivered in accordance with the 2000 Associate Stock Option Plan of Acxiom Corporation (the "Plan"), and generally to do and perform all things necessary to be done in connection with the foregoing as fully in all respects as I could do personally.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 26th day of May, 2004.

Signed: /s/ William T. Dillard II
Name: WILLIAM T. DILLARD II

Signed: /s/ Ann Die Hasselmo
Name: ANN DIE HASSELMO

Signed: /s/ Harry C. Gambill
Name HARRY C. GAMBILL

Signed: /s/ William J. Henderson
Name: WILLIAM J. HENDERSON

Signed: /s/ Rodger S. Kline
Name: RODGER S. KLINE

Signed: /s/ Thomas F. (Mack) McLarty, III
Name: THOMAS F. (MACK) McLARTY, III

Signed: /s/ Charles D. Morgan
Name: CHARLES D. MORGAN

Signed: /s/ Stephen M. Patterson
Name: STEPHEN M. PATTERSON

Signed: /s/ Jefferson D. Stalnaker
Name: JEFFERSON D. STALNAKER

Signed: /s/ James T. Womble
Name: JAMES T. WOMBLE

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned director of Acxiom Corporation ("Acxiom"), acting pursuant to authorization of the Board of Directors of Acxiom, hereby appoints Catherine L. Hughes, Jerry C. Jones and Jefferson D. Stalnaker, or any one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as a director of Acxiom, to sign a Registration Statement on Form S-8, together with all necessary exhibits, and any amendments (including post effective amendments) and supplements thereto, to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the issuance and sale of up to 950,000 shares of common stock, $.10 par value, of Acxiom to be issued and delivered in accordance with the 2000 Associate Stock Option Plan of Acxiom Corporation (the "Plan"), and generally to do and perform all things necessary to be done in connection with the foregoing as fully in all respects as I could do personally.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 23rd day of August, 2004.

Signed: /s/ Mary L. Good
Name: MARY L. GOOD